Prospectus Supplement Dated June 29, 2004
(To Prospectus Dated February 6, 2004)

                                                             Filed Pursuant to
                                                                Rule 424(b)(3)
                                                Commission File No. 333-111405

                               608,532,358 Shares

                           -------------------------

                                   P-COM, INC.

                                  Common Stock



         This Prospectus Supplement (the "Prospectus Supplement") supplements our Prospectus dated February 6, 2004 (the "Prospectus"), relating to the sale by certain of our current stockholders, or their transferees, assignees, pledgees, donees or other successors in interest (the "Selling Stockholders"), of up to 608,532,358 shares of our common stock, underlying shares of our convertible preferred stock and currently exercisable warrants that were issued in connection with capital raising transactions conducted by P-Com in 2003.

         This Prospectus Supplement should be read in conjunction with, and may not be delivered or utilized without, the Prospectus. This Prospectus Supplement is qualified by reference to the Prospectus except to the extent that information contained in this Prospectus Supplement supersedes the information contained in the Prospectus.

Recent Developments

         We have attached to this prospectus supplement, and incorporated by reference into it, our Current Report on Form 8-K, which was filed with the Securities and Exchange Commission on June 29, 2004.

                           -------------------------


June 29, 2004

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                    FORM 8-K

     PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

 DATE OF REPORT (DATE OF EARLIEST EVENT REPORTED) JUNE 29, 2004 (JUNE 25, 2004)

                         COMMISSION FILE NUMBER 0-25356

                             ----------------------

                                   P-COM, INC.
             (Exact Name of Registrant as Specified in its Charter)

            DELAWARE                                   77-0289371
(State or Other Jurisdiction of         (I.R.S. Employer Identification No.)
 Incorporation or Organization)

                          3175 S. WINCHESTER BOULEVARD
                               CAMPBELL, CA 95008
                                 (408) 866-3666

       (Address, Including Zip Code, and Telephone Number, Including Area
               Code, of Registrant's Principal Executive Offices)

Item 5.  Other Events and Regulation FD Disclosure.

On Monday, June 28, 2004, P-Com, Inc. (the "Company") issued a press release announcing the consummation of a special offer to holders of its existing Series A, B, C-1 and C-2 Warrants (the "Special Warrant Offer"), resulting in proceeds to the Company of approximately $2.3 million.

Under the terms of the Special Warrant Offer, for a period of 15 days ending June 25, 2004, the Company temporarily lowered the exercise price of its issued and outstanding Series A, B, and C-2 Warrants to $.05 per share. The exercise prices of the Series A, B and C-2 Warrants prior to the Special Warrant Offer, and following its conclusion, are $0.12, $0.20, and $0.18, respectively. In order to exercise the Series C-2 Warrants at the reduced exercise price of $0.05 per share, the holders of these warrants were required to exercise the same number of Series C-1 Warrants via a cashless exercise provision whereby the holder received one share of the Company's common stock for every two Series C-1 Warrants exercised. The participating holders of the Series A and B warrants were allowed to exercise up to one-half of their warrants at the reduced exercise price of $0.05 per share if they also exercised the remaining half of their warrants via a cashless exercise provision whereby the holder received one share of the Company's common stock for every two warrants exercised.

At the conclusion of the Special Warrant Offer, Series A Warrants to purchase approximately 3.7 million shares, Series B Warrants to purchase approximately
5.1 million shares, Series C-1 Warrants to purchase approximately 42.0 million shares and Series C-2 Warrants to purchase approximately 42.0 million shares remained outstanding. These remaining warrants are currently exercisable in accordance with their original terms and conditions.

Due to certain exercise limitations contained in the Series A, B, C-1 and C-2 Warrants, certain warrant holders were unable to participate in the Special Warrant Offer. These holders have accepted promissory notes issued by the Company that will be cancelled upon the receipt of stockholder approval to remove the warrant exercise limitations. Upon the receipt of stockholder approval, the warrant holders to whom the promissory notes were issued will fully exercise their warrants and pay the corresponding exercise price by canceling P-Com's obligations under the promissory notes. As a result, there will be no remaining Series A or Series B Warrants outstanding, and Series C-1 Warrants to purchase approximately 22.0 million shares and Series C-2 Warrants to purchase approximately 22.0 million shares will remain outstanding.

The press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein in its entirety.

Item 7. Financial Statements and Exhibits.

(c) Exhibits. The following materials are filed as exhibits to this Current Report on Form 8-K:

Exhibit 99.1 News Release of P-Com, Inc., dated June 28, 2004, to report the completion of the special offer to existing warrant holders, thereby raising approximately $2.3 million in working capital, and reaffirming second quarter guidance.

                                   SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     P-COM, INC.


                                     By: /s/ Sam Smookler
                                        ------------------------------------
                                         Sam Smookler
                                         President and Chief Executive Officer
Date: June 29, 2004

                                  EXHIBIT INDEX

Exhibit No.       Description
-----------       -----------

99.1 News Release of P-Com, Inc., dated June 28, 2004, to report the completion of the special offer to existing warrant holders, thereby raising approximately $2.3 million in working capital, and reaffirming second quarter guidance.

Media Contact:                                Investor Contact:
--------------                                -----------------
Greg Berardi                                  Dan Rumsey, General Counsel and
                                              Acting CFO
415-239-7826                                  408-866-3666
greg@bluemarlinpartners.com                   dan.rumsey@p-com.com



                     P-COM RAISES ADDITIONAL WORKING CAPITAL
                        REAFFIRMS SECOND QUARTER GUIDANCE
     -----------------------------------------------------------------------
CAMPBELL, CA (June 28, 2004) - P-Com, Inc. (OTCBB:PCOM), a worldwide provider of broadband wireless access products and services to carriers, commercial enterprises and government agencies, today announced that it has raised approximately $2.3 million in equity based financing through a special offer made to existing holders of P-Com common stock purchase warrants. When combined with cash proceeds received from the restructuring of its Italian operations announced on June 15, 2004, P-Com has raised approximately $3.0 million in additional working capital.

"The completion of the offer to holders of its outstanding warrants achieved several important objectives - enabling P-Com to raise working capital while decreasing the number of fully-diluted shares outstanding, reducing the number of outstanding convertible securities, and further streamlining the company's capital structure," said P-Com General Counsel and Acting CFO Dan Rumsey. "This transaction also further strengthens our balance sheet and enables P-Com to fully execute its 2004 operating plan."

Over the past two years, P-Com has executed a comprehensive financial restructuring that eliminated a substantial portion of its debt, substantially cut operating expenses and refocused its operations. In April, P-Com reported its fourth consecutive quarter of increased revenue and anticipates that this trend will continue for the second quarter ending June 30, 2004.

For specific details related to the special offer to holders of P-Com's outstanding warrants, please refer to Form 8-K, which will be filed with the Securities and Exchange Commission.

ABOUT P-COM, INC.
P-Com, Inc. develops, manufactures, and markets point-to-point, spread spectrum and point-to-multipoint, wireless access systems to the worldwide telecommunications market. P-Com broadband wireless access systems are designed to satisfy the high-speed, integrated network requirements of Internet access associated with Business to Business and E-Commerce business processes. Cellular and personal communications service (PCS) providers utilize P-Com point-to-point systems to provide backhaul between base stations and mobile switching centers. Government, utility, and business entities use P-Com systems in public and private network applications. For more information visit www.p-com.com or call 408-866-3660.

SAFE HARBOR STATEMENT

Statements in this release that are forward looking involve known and unknown risks and uncertainties, which may cause P-Com's actual results in future periods to be materially different from any future performance that may be suggested in this news release. Such factors may include, but are not limited to: the ability to achieve positive cash flow given the Company's existing and anticipated operating and other costs, and current sales trends; the Company's deteriorating cash position and its need to raise additional capital, and whether that capital is available on acceptable terms, if at all; the Company's ability to negotiate repayment terms with many of its creditors, and settle outstanding litigation; a continued severe worldwide slowdown in the telecommunications equipment and services sector; fluctuations in customer demand, pricing and competition; reliance upon subcontractors; the ability of P-Com's customers to finance their purchases; the timing of new technology and product introductions; and the risk of early obsolescence. Many of these risks and uncertainties are beyond P-Com's control. Reference is made to the discussion of risk factors detailed in P-Com's filings with the Securities and Exchange Commission, including its reports on Form 10-K and 10-Q.


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